[MIG LETTERHEAD]
July 3, 2007
VIA FACSIMILE (202-722-9217) AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey P. Riedler

Re:	Meadowbrook Insurance Group, Inc. Request for Acceleration of Effectiveness of Form S-3, SEC File No. 333-143244 (“Registration Statement”)
Dear Mr. Riedler:
        As a registrant to the above-referenced public offering, we hereby request that the effective date for the Registration Statement on Form S-3 be accelerated so that it will be declared effective at 10:00 a.m. (Washington, D.C. time) on Friday, July 6, 2007.
        The undersigned officer of the registrant, on behalf of the registrant, acknowledges that:

•	Should the Securities and Exchange Commission or the staff, acting pursuant to designated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

•	The action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The registrant may not assert this as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
        The staff should feel free to telephone Timothy E. Kraepel at (247) 723-0347 with any questions or comments.

Very truly yours,

Meadowbrook Insurance Group, Inc.

/s/Michael G. Costello
Michael G. Costello Senior Vice President and General Counsel